Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the 9 months ended September 30, 2006 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements. This MD&A should be read in conjunction with the interim consolidated financial statements of the Company for the 9 months ended September 30, 2006 and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Readers should be aware the following MD&A relates only to the three and nine month periods ended September 30, 2006 as the Company became a public Company on December 1, 2005 and there is no publicly released prior comparative period. The date of this MD&A is November 2, 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange under the symbol “CHA”.

FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This disclosure also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. As a result of these risks and uncertainties and a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forward-looking statements will prove to be correct.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act. In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.75 per share until December 31, 2006. As at November 2, 2006 there were 31,244,008 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation. Its primary emphasis has been on exploration for natural gas offshore Nova Scotia and offshore Trinidad and Tobago. The Company also holds a 10% working interest in a gas producing well in western Canada. During the nine months ended September 30, 2006 the Company did not conduct any exploration activity on its holdings. The Company expects to commence exploration activity in Trinidad and Tobago in the first quarter of 2007. The Company did earn production revenue in the three and nine months ended September 30, 2006 from its 10% interest in the western Canada well.

Challenger’s business objective for the next 6 months is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the nine months ended September 30, 2006 the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $10.1 million ($8.9 million US) in respect of obligations under the Participation Agreement as at September 30, 2006. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s Block 5(c) revenue share by helping Canadian Superior fund exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago. In order to fully earn its revenue share in Block 5(c), Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

OVERALL PERFORMANCE

Nine months ended September 30, 2006

For the nine months ended September 30, 2006 Challenger carried on minimal operations and had minimal revenues. As at September 30, 2006 Challenger had working capital of $8.2 million, which reflects cash remaining from the private placement (described in “Major Transactions Affecting Financial Results”) completed in the first quarter of 2006. As at September 30, 2006, the Company transferred of $10.1 million to Canadian Superior as per the Block 5(c) Participation Agreement. The expenses of Challenger during the nine month period ended September 30, 2006 related primarily to stock based compensation and professional fees and administration costs related to general corporate purposes and costs incurred in relation to the Company’s pursuit of a listing of its shares for trading on an exchange in the United States.

Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November, 2004 by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.

SELECTED FINANCIAL INFORMATION

	3 months ended September 30, 2006	9 months ended September 30, 2006
	(unaudited)	(audited)
Total Revenue	$132,001	$415,210
Net (Loss)	$(647,567)	$(1,981,669)
Per Share basic	$(0.02)	$(0.07)
Per Share diluted	$(0.02)	$(0.07)

Cash Expenses for the Period	$251,238	$730,587
Stock Option Compensation Expense	$499,661	$1,231,236
Depletion, Depreciation and Accretion	$29,690	$84,176
Total Expenses for the Period	$780,559	$2,045,999
Foreign Exchange Gain (Loss)	$1,021	$(350,880)

Total Assets	$19,026,283	$19,026,283
Total Liabilities	$191,347	$191,347
Share Capital	$16,704,458	$16,704,458
Common Shares Outstanding	31,244,008	31,244,008

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.                                       In February of 2006, the Company entered into a “best efforts” financing agreement with Pritchard Capital Partners, L.L.C., as lead agent, to issue up to 8,644,444 Units on a private placement basis at a price of Cdn.$2.25 per Unit. In February and March 2006 the Company issued all 8,644,444 Units at a price of Cdn.$2.25 per Unit for gross proceeds of approximately Cdn.$19.5 million, fully subscribing the financing. Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at an exercise price of Cdn.$2.75 per share until December 31, 2006. Proceeds from the offering are to be used for general working capital and to pursue exploration activities off-shore Trinidad and Tobago.

2.                                       In February of 2006, the Company issued 1,920,000 stock options to directors, officer, employees, and consultants at the exercise price of $2.25 and with a term of 5 years.

3.                                       On March 19, 2006, the operator of Block 5(c) in Trinidad and Tobago, Canadian Superior, entered into a firm multi-well drilling contract with the Kan Tan IV Semi-Submersible Offshore Drilling Rig, managed by Maersk Contractors and owned by BeijingZhiyan Industries Company Limited of Beijing, China. The rig is expected to commence drilling two back to back wells offshore Trinidad on Block 5(c) in the first quarter of 2007.

4.                                       In respect of the Block 5(c) agreements with Canadian Superior, the Company arranged for the transfer of $10.1 million (US$8.9 million) to Canadian Superior in the nine months ended September 30, 2006.

5.                                       In the third quarter of 2006, the Company issued 1,500,000 stock options to directors, officers and consultants at a weighted average exercise price of $2.22 and with a term of 5 years.

RESULTS OF OPERATIONS

Challenger’s main source of revenue is interest revenue. For the nine months period ended September 30, 2006 interest revenue was $314,954. Interest revenue for the quarter ended September 30, 2006 was $102,686, which was $36,886 less than the prior quarter. The decrease is due to a lower average cash balance in the third quarter. Interest revenue is expected to decrease for the remaining 3 months of the year as the Company continues to fund its obligations with respect to the Participation Agreement. Challenger’s revenue from its 10% share in the Innisfail well for the nine months ended September 30, 2006 was $100,246. Net production revenue in the three months ended September 30, 2006 increased slightly over the prior quarter.

The majority of expenses in the nine and three month periods ended September 30, 2006 were compensation expenses related to stock options issued and to professional fees incurred in connection with administration of the Company. Compensation expense increased in the third quarter by $168,690, reflecting the amortization of stock options issued in the third quarter and the continuing amortization of the stock options issued prior to the third quarter. Professional fees of $389,714 and Office and Administration costs of $302,685 in the nine months ended September 30, 2006 were higher than the Company would normally incur since the Company is currently pursing a public stock exchange listing in the United States. Professional fees in the third quarter were $160,305, $19,506 less than the prior quarter, however these expenses are still high due to efforts to achieve a United States public stock exchange listing. Office and administrative costs in the third quarter were $72,514, a decrease of

$107,229 from the second quarter as less expenses relating to public company requirements were incurred in the third quarter.

The Company holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the nine months ended September 30, 2006 recorded an unrealized foreign exchange loss of $350,880. This loss, in respect of the remaining three months of the year, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Company’s cash held in U.S. dollars.

LIQUIDITY

As at September 30, 2006 Challenger had cash of $8,298,907 and working capital of $8,217,145. Since inception, the majority of Challenger’s expenses have been paid out of working capital. The Company intends to finance its activities in 2006 primarily through the existing cash resources which it currently expects to be sufficient to fund budgeted Trinidad and Tobago capital expenditures in 2006 and in the first quarter of 2007. There can be no assurance that additional financing will be available to the Company in future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the nine months ended September 30, 2006. Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements. In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs. Challenger was, and continues to be, in a use of cash position. The Company expects to remain in a use of cash position as it begins its exploration activities. Cash for exploration activities has been provided from financings and may be provided by additional future financings.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof, there are 31,244,008 (Dec. 31, 2005 — 22,599,564) shares outstanding. The shares are fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series. In addition, as of the date hereof there are 5,250,000 options and 5,822,222 warrants (Dec. 31, 2005 — 1,800,000 options and 1,500,000 warrants) to purchase Common Shares outstanding.

The following table summarizes the Common Shares issued from December 31, 2005 to the date hereof There are no preferred shares outstanding.

Description	Number of Common Shares
Balance at December 31, 2005	22,599,564
2006 Private Placements of Common Shares	8,644,444
Balance at November 2, 2006	31,244,008

CAPITAL RESOURCES

In the nine months ended September 30, 2006, Challenger increased its capital resources by $7,501,911. Common Share proceeds of $17,991,388 (net of issue costs) were raised in a private placement (see “Major Transactions Affecting Financial Results”), the Company funded $10,090,258 of its obligations under the Participation Agreement for Block 5 (c) in Trinidad and Tobago, a further $74,266 was used in the acquisition of assets, $324,953 was used in the business, largely in connection with professional fees and office and administration costs.

In the quarter ended September 30, 2006, Challenger decreased its capital resources by $86,394. $45,961 was used in the business and $40,433 was used towards its Trinidad activity.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the Chief Executive Officer and a Director of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger. Mr. Agustin Aparicio is employed by Challenger as the Company’s exploration manager and is also employed by Canadian Superior Energy Inc. as a consultant. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

OUTLOOK

At September 30, 2006 Challenger had positive working capital and sufficient capital resources to cover its expected initial current expenses and projected administrative expenses through 2006. Management is pleased with the success of its February and March, 2006 financings which raised gross proceeds of approximately $19.5 million and the initiation of funding its obligations in respect to Block 5(c) in Trinidad and Tobago under the Participation Agreement with Canadian Superior. Payments aggregating to an amount of $10.1 million as at September 30, 2006 have been made to Canadian Superior. The financings will support the ongoing funding of anticipated obligations for exploration in Trinidad and Tobago during 2006 and during early 2007 when management expects the first exploration well to be spud. Management is optimistic that opportunities for exploration for oil and gas in offshore Trinidad and Tobago will attract further financing for the Company’s growth as required.